Exhibit 99.5

CRESCENT POINT ENERGY CORP. STOCK OPTION PLAN

TABLE OF CONTENTS

1. The Plan	1
2. Eligibility for Participation	1
3. Shares Subject to Plan	1
4. Transferability	2
5. Citizens and Residents of the United States of America	2
6. Administration, Interpretation, Amendment and Termination	3
7. Costs of Administration	5
8. Exercise Price	5
9. Term and Extensions for Black-Out Periods	5
10. Takeover Bid	5
11. Change of Control	6
12. Death of a Participant	6
13. Ceasing to be an Officer or Employee	6
14. Method of Exercise of Options and Cash or Net Common Share Option	8
15. Stock Option Agreements and Necessary Approvals	9
16. Rights of Participants	9
17. Adjustments	10
18. Tax Withholding	10
19. No Guarantees Regarding Tax Treatment	11
20. Acknowledgement and Release	11
21. No Fractional Securities	11
22. Issuance of Rights	11
23. Right to Issue Other Shares	11
24. Common Shares Duly Issued	11
25. Date of Plan	11
26. Governing Law and Interpretation	12

STOCK OPTION PLAN

1.	The Plan

This stock option plan (the “Plan”) for officers and employees of Crescent Point Energy Corp. (the “Corporation”) or of any partnership or subsidiary directly or indirectly controlled by the Corporation (hereinafter reference to “Corporation” shall include any such partnership or subsidiary of the Corporation, as the context may require) has been established for the purpose of rewarding those persons who promote the growth and success of the Corporation and for the purpose of assisting the Corporation in attracting, motivating and retaining personnel.

2.	Eligibility for Participation

The Board of Directors (and whenever used herein, the term “Board of Directors” shall be deemed to include the Compensation Committee, or any other committee or any officer of the Corporation to which the Board of Directors has delegated the administration of this Plan) shall from time to time by resolution designate those officers and employees of the Corporation who are entitled to participate in the Plan (hereinafter called a “Participant” or “Participants”) and shall determine the extent and terms of such participation. The judgment of the Board of Directors in designating Participants and the extent of their participation shall be final and conclusive; provided, however, participation is voluntary and each designated Participant shall have the right not to participate in the Plan and any decision not to participate therein shall not affect his or her employment by or engagement with the Corporation. For greater certainty, non-employee directors are not eligible to participate in the Plan.

3.	Shares Subject to Plan

The aggregate number of common shares in the capital of the Corporation (“Common Shares”) that may be subject to all outstanding options (“Options”) granted under the Plan shall not exceed 13,000,000 Common Shares, subject to adjustment for any subdivision or consolidation of the Common Shares. Additionally, (a) the number of Common Shares (i) issued to the Corporation’s “insiders” (as defined in the Company Manual of the Toronto Stock Exchange (the “Exchange”)) in any one year period or (ii) issuable to such ”insiders” at any time, under this Plan or under this Plan when combined with those issued or issuable under the Corporation’s other security-based compensation arrangements cannot, in either case, exceed 10% of the Corporation’s issued and outstanding Common Shares from time to time; and (b) issued to any one “insider” and such insider's “associates” (as defined in the Exchange’s Company Manual), within a one year period, shall not exceed 5% of the Corporation’s then outstanding Common Shares. In addition, this Plan shall be subject to those approvals of the Exchange and the shareholders of the Corporation as are required by the rules, regulations and policies of the Exchange from time to time.

No Options shall be granted to any Participant if the total number of Common Shares issuable to or on behalf of such Participant under the Plan, together with any Common Shares reserved for issuance to such Participant under any other share option, share option plan, employee share purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Common Shares to one or more service providers (as defined in the Exchange’s Company Manual), including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise of the Corporation, would exceed 5% of the aggregate issued and outstanding Common Shares.

4.	Transferability

Except as provided in Section 12, or by the laws of descent and distribution, the rights of a Participant hereunder are personal to him or her and are not assignable or transferable.

5.	Citizens and Residents of the United States of America

(a)	Notwithstanding any provision in Section 8 to the contrary, the exercise price for any Option granted to a U.S. Participant (as hereinafter defined) pursuant to the Plan shall be not less than the fair market value of such Common Shares at the time such Option is granted, as determined under the Plan. If the Common Shares are listed on a public stock exchange, fair market value with respect to any Option granted to a U.S. Participant shall be the closing trading price of the Common Shares on the business day immediately preceding the date of grant, unless another acceptable method to establish fair market value pursuant to U.S. Treasury Regulation Section 1.409A-1(b)(5)(iv)(A) or any successor thereof is used.

(b)	Any Option granted under the Plan to a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a "U.S. Participant") may be an incentive stock option (an "ISO") within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, (the "Code"), but only if it has not been designated by the Corporation as a non-statutory stock option in the agreement evidencing such Option. No provision of this Plan, as it may be applied to a U.S. Participant with respect to Options which are intended as ISOs, shall be construed so as to be inconsistent with any provision of Section 422 of the Code. Grants of Options to U.S. Participants which do not qualify as ISOs will be treated as non-statutory stock options for U.S. federal tax purposes. Notwithstanding anything in this Plan contained to the contrary, the following provisions shall apply to ISOs granted to each U.S. Participant:

(i)	Notwithstanding Section 3 above, a maximum of 13,000,000 Common Shares may be issued as ISOs under the Plan.

(ii)	ISOs shall only be granted to individual U.S. Participants who are, at the time of grant, employees of the Corporation or a subsidiary (within the meaning of the Code).

(iii)	The expiry date of an ISO shall not exceed seven (7) years from the date of grant, subject to further limitations for 10% Owners (as hereinafter defined) as provided in Section 5(b)(vi).

(iv)	The aggregate fair market value (determined as of the time an ISO is granted) of the Common Shares subject to ISOs exercisable for the first time by a U.S. Participant during any calendar year under this Plan and all other stock option plans of the Corporation, within the meaning of Section 422 of the Code, of the Corporation, shall not exceed One Hundred Thousand Dollars in U.S. funds (U.S.$100,000).

(v)	Notwithstanding that the Exercise Period for an Option granted to a U.S. Participant may extend beyond the date an employee is terminated in certain circumstances pursuant to Section 13 below, ISOs granted to U.S. Participants will be converted to non-statutory stock options for U.S. tax purposes (i) three (3) months following such U.S. Participant’s termination from employment for reasons other than Disability (within the meaning of Section 22(e) of the Code) or (ii) twelve (12) months following termination of the U.S. Participant’s employment due to Disability (within the meaning of Section 22(e) of the Code), (or if earlier, the Option’s expiry date).

(vi)	If any U.S. Participant to whom an ISO is to be granted under the Plan at the time of the grant of such ISO is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Corporation (“10% Owners”), then the following special provisions shall be applicable to the ISO granted to such individual:

(A)       the exercise price (per Common Share) subject to such ISO shall not be less than one hundred ten percent (110%) of the fair market value of one Common Share at the time of grant; and

(B)       for the purposes of this Section 5(b)(vi) only, the expiry date of any such ISO shall not exceed five (5) years from the date of grant.

(vii)	No ISO may be granted hereunder to a U.S. Participant following the expiration of ten (10) years after the date on which this Plan is adopted by the Corporation or the date on which the Plan is approved by the shareholders of the Corporation, whichever is earlier.

(viii)	No ISO granted to a U.S. Participant under the Plan shall become exercisable unless and until the Plan shall have been approved by the shareholders of the Corporation. No Option granted to a U.S. Participant shall qualify as an ISO unless the shareholders of the Corporation approve the Plan within 12 months following the adoption of the Plan by the Corporation.

No ISO shall be transferable by a U.S. Participant other than by will or the laws of descent and distribution. During the lifetime of the original grantee of an ISO, such ISO may not be exercised by anyone other than such grantee.

6.	Administration, Interpretation, Amendment and Termination

(a)	The Board of Directors shall have the unfettered right to interpret the provisions of the Plan and to make such regulations and formulate such administrative provisions for carrying the Plan into effect and to make such changes thereto and in the regulations and administrative provisions thereto as, from time to time, the Board of Directors deems appropriate and in the best interests of the Corporation.

(b)	The Board of Directors shall have the unfettered right from time to time and at any time to discontinue, suspend or terminate the Plan as it shall deem advisable; provided, however, that no such discontinuance, suspension or termination shall be adverse or detrimental in any material respect to the terms of Options then outstanding under the Plan without the prior written consent of the Participant or Participants affected and any necessary prior written consent of any stock exchange on which the Common Shares of the Corporation may then be listed and posted for trading.

(c)	Subject to Sections 6(d) and (e), the Board of Directors may from time to time, in its sole discretion and without the approval of the shareholders or Participants make any amendments to this Plan and/or any Options that it deems necessary or advisable, including without limitation:

(i)	to the provisions of the Plan respecting the persons eligible to receive Options;

(ii)	to the terms or conditions of vesting applicable to any Option;

(iii)	to accelerate the expiry date or change the termination provisions of an Option;

(iv)	to the adjustment provisions of the Plan;

(v)	to the Plan or any Options as necessary to comply with, satisfy or address applicable laws or regulatory requirements;

(vi)	amendments of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan or correct any grammatical or typographical errors;

(vii)	to the mechanics of exercise of the Options;

(viii)	respecting the administration of the Plan; and

(ix)	any other amendment to the Plan or any Options that does not require shareholder approval under the rules, regulations and policies of the Exchange.

(d)	Notwithstanding Section 6(c), approval of the shareholders of the Corporation will be required for amendments:

(i)	to increase the number of Common Shares issuable under the Plan;

(ii)	to increase or remove the insider participation limits set out in Section 3(a);

(iii)	to add any financial assistance provision to, or change the assignment and transferability provisions of, the Plan;

(iv)	to extend the expiry date of any Options;

(v)	to reduce the exercise price of any Options or otherwise effectively re-price any Options;

(vi)	to Section 6(c) or (d);

(vii)	to extend the Plan’s maximum Option term beyond seven years;

(viii)	to allow non-employee directors to participate in the Plan; or

(ix)	that otherwise require shareholder approval under the rules, regulations and policies of the Exchange.

In addition, any amendment to this Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws or regulations (as determined by the Board of Directors in its sole discretion) shall, unless it is consented to by such holders, only apply to Options granted after the effective date of such amendment.

(e)	If this Plan is discontinued, suspended or terminated, the provisions of this Plan (and any administrative guidelines and rules adopted by the Board of Directors in relation to the Plan) will nonetheless continue in effect as long as any Options remain outstanding; and the Board of Directors may make any amendments to this Plan or any outstanding Options that it would have been entitled to make if the Plan had not been discontinued, suspended or terminated.

7.	Costs of Administration

The Corporation shall pay all costs of administering the Plan.

8.	Exercise Price

The exercise price of the Options granted hereunder shall be not less than that permitted by the applicable rules, regulations and policies of the Exchange (or if not listed and posted for trading on the Exchange, then such other stock exchange as the Common Shares may then be listed and posted for trading and as designated by the Board) and in no case less than the closing trading price of the Common Shares on the Exchange on the business day immediately preceding the date of grant or, if such Common Shares are not listed and posted for trading on any stock exchange at the fair market value as determined by the Board; provided that the exercise price of Options granted to U.S. Participants shall be not less than the fair market value as determined under Section 5(a) hereof.

9.	Term and Extensions for Black-Out Periods

Unless the Board of Directors determines otherwise, each Option granted hereunder shall be for a term not exceeding seven years and shall be exercisable in whole or in part at any time during the term subject to such other vesting provisions, terms, conditions or limitations as are herein contained or as the Board of Directors may from time to time impose on such Option or, further, as may be required by any stock exchange on which the Common Shares may then be listed and posted for trading. Despite any other provision of this Plan, if the expiry date of an Option falls on, or within nine business days immediately following, a date upon which a holder is prohibited from exercising an Option due to a black-out period or other trading restriction imposed by the Corporation (but for certainty, not a cease trade order or other restriction imposed by any person other than the Corporation), then the expiry date of such Option will be automatically extended to the tenth business day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed.

10.	Takeover Bid

Notwithstanding any other provisions hereof, where an offer for the Common Shares is made, the Board of Directors may by resolution and, subject to regulatory approval where such approval is required, accelerate the unvested portions of any outstanding Options so that any unexercised and unvested Options granted under the Plan vest and become exercisable on such terms as the Board of Directors so determines.

For the purposes hereof, “offer” means an offer made generally to the holders of the Corporation’s voting securities in one or more jurisdictions to acquire, directly or indirectly, voting securities of the Corporation and which is in the nature of a takeover bid and, where the Common Shares are listed and posted for trading on a stock exchange, not exempt from the formal bid requirements of applicable securities legislation. Any Option remaining unexercised following the earlier of the withdrawal of such offer and the expiry of such offer in accordance with its terms shall again become subject to the original terms of such Option as if the offer had not been made.

11.	Change of Control

Notwithstanding any other provisions hereof, in the event of (a) either a sale by the Corporation of all or substantially all of its assets or a change of control (as hereinafter defined) of the Corporation, and (b) the termination of the Participant, subsequent to the event noted in (a) without Cause (as defined in Section 13(a)) within twenty-four (24) months from the date of such event, then all options held by such Participant shall become vested and Participants may exercise or surrender, in full or in part, any unexercised Options previously granted to them hereunder, whether vested or not, either during the term of such Options or within 90 days after the date of termination of their employment with the Corporation or their cessation or termination as an officer or employee of the Corporation, whichever first occurs.

For the purposes hereof, “change of control” of the Corporation means or shall be deemed to have occurred if and when:

(a)	the entering into of any agreement by the Corporation that would result in the acquisition, by whatever means, other than by way of takeover bid, by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any rights attaching to the Common Shares acquired), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to Common Shares of the Corporation, which together with such person’s then owned Common Shares and rights to Common Shares, if any, represent (assuming the full exercise of such rights to Common Shares) more than 50 percent of the combined rights of the Corporation’s then outstanding Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to Common Shares acquired and such person’s previously owned rights to Common Shares;

(b)	the passing of a resolution by the Board of Directors or shareholders of the Corporation to substantially liquidate assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

(c)	individuals who were members of the Board of Directors immediately prior to a meeting of the shareholders of the Corporation involving a contest for, or an item of business relating to, the election of directors shall not constitute a majority of the Board of Directors following such election.

12.	Death of a Participant

Unless otherwise determined by the Board of Directors, in the event of the death of a Participant while engaged as an officer or employee of the Corporation on or prior to the expiry date of his or her Options, any Option granted hereunder shall immediately vest and may be exercised or surrendered, in accordance with the provisions of Section 14(a) or 14(b), as applicable, by the personal representative (if applicable) of the Participant, at any time up to and including one year or the expiry date in respect of such vested Options, if earlier, unless specified otherwise in the Option Agreement (as defined below), following the death of the Participant, after which date the Option shall forthwith expire and terminate and be of no further force or effect whatsoever.

13.	Ceasing to be an Officer or Employee

(a)	Notwithstanding the provisions of Section 2 and Section 6(c), and subject to any express resolution passed at any time by the Board of Directors in respect of the grant of Options to a Participant to extend the period of time in which such Options may be exercised, provided that such extension is not beyond the expiry date for such Options, if (a) a Participant's employment with the Corporation is terminated or is alleged to have been terminated for cause (which in relation to the termination of the employment of any Participant with Corporation, has the meaning as such term is defined in the Participant's employment agreement with the Corporation, or, if such term is not so defined or if the Participant has not entered into an employment agreement with Corporation, then as such term is defined by applicable law, and shall be referred to herein as “Cause”), or (b) a Participant resigns as an officer or employee of the Corporation, as the case may be, and is no longer either an officer or employee of the Corporation, any Options granted to such Participant hereunder shall terminate and be of no further force or effect from and after the date of such termination or resignation.

(b)	Notwithstanding the provisions of Section 2 and Section 6(c) and subject to any express resolution passed by the Board of Directors with respect to the grant of Options to a Participant, in the event of the retirement in compliance with the terms of the Corporation’s Retirement Vesting Program, as the same may be amended or replaced from time to time, any Options granted to such Participant hereunder which have not yet vested as at the effective date of such retirement (for the purposes of this Section 13(b), the “Retirement Date”) shall continue to be eligible to vest for twenty-four (24) months following the Retirement Date, and such Participant shall have a period of twenty-four (24) months from the Retirement Date or until the expiry date for such vested Options, if earlier (for the purposes of this Section 13(b), the “Exercise Period”) to exercise any vested Options (including, for greater certainty, those Options that vest during such twenty-four (24) month period), and all Options that are outstanding immediately following the expiry of the Exercise Period shall forthwith expire and terminate and be of no further force or effect whatsoever.

(c)	Notwithstanding the provisions of Section 2 and Section 6(c) and subject to any express resolution passed by the Board of Directors with respect to the grant of Options to a Participant, in the event of the termination of the employment of a Participant by the Corporation for any reason other than for Cause (and whether or not such termination is with reasonable notice), any Options granted to such Participant hereunder which have not yet vested as at the effective date of such termination (for the purposes of this Section 13(c), the “Termination Date”) shall continue to be eligible to vest for one year following the Termination Date, and such Participant shall have a period of one year from the Termination Date or until the expiry date for such vested Options, if earlier (for the purposes of this Section 13(c), the “Exercise Period”) to exercise any vested Options (including, for greater certainty, those Options that vest during such one year period), and all Options that are outstanding immediately following the expiry of the Exercise Period shall forthwith expire and terminate and be of no further force or effect whatsoever.

(d)	Notwithstanding the provisions of Section 2 and Section 6(c) and subject to any express resolution passed by the Board of Directors with respect to the grant of Options to any one or more Participants, in the event of any physical or mental state of the Participant such that as a result of illness, disease, mental or physical disability or similar cause, the Participant is unable to fulfill his or her obligations under his or her employment agreement (whether such agreement is oral or in writing) with the Corporation, if any, either for any consecutive six month period or for any six month period (whether or not consecutive) in any consecutive 24 month period (in each case, a “Disability”), any Options granted to such Participant hereunder which have not yet vested as at the effective date of such Disability (for the purposes of this Section 13(d), the “Disability Date”) shall continue to be eligible to vest for twenty-four (24) months following the Disability Date, and such Participant shall have a period of twenty-four (24) months from the Disability Date or until the expiry date for such vested Options, if earlier (for the purposes of this Section 13(d), the “Exercise Period”) to exercise any vested Options (including, for greater certainty, those Options that vest during such twenty-four (24) month period), and all Options that are outstanding immediately following the expiry of the Exercise Period shall forthwith expire and terminate and be of no further force or effect whatsoever.

(e)	Notwithstanding the provisions of Section 2 and Section 6(c) and subject to any express resolution passed at any time by the Board of Directors with respect to the grant of Options to any one or more Participants to extend the period of time in which such Options may be exercised, provided that such extension is not beyond the expiry date for such Options, a Participant on any “leave”, as such term is defined in the Corporation’s Compensation During Approved Leave Policy, as the same may be amended or replaced from time to time, will continue to remain eligible to be granted Options pursuant to this Plan without regard to the leave. While on leave, outstanding Options will continue to vest pursuant to the related Option Agreement without regard to the leave and vested Options shall remain available for exercise by the Participant until the expiry date in respect of such vested Options (for the purpose of this Section 13(e), the “Exercise Period”), and all Options that are outstanding immediately following the expiry of the Exercise Period shall forthwith expire and terminate and be of no further force or effect whatsoever.

14.	Method of Exercise of Options and Cash or Net Common Share Option

(a)	Exercise of Option

Options granted hereunder may be exercised in whole or in part, subject to vesting provisions, if any, from time to time by delivery to the Corporation at its head office of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full (by way of cash, cheque or bank draft) of: (i) the purchase price of the Common Shares then being purchased; and (ii) any amount required to be paid pursuant to Section 18.

Such notice shall contain the Participant’s undertaking to comply, to the satisfaction of the Corporation and its counsel, with all applicable requirements of any stock exchange or exchanges upon which the Common Shares may then be listed and posted for trading and any applicable regulatory and tax authorities.

Upon the exercise of an Option as aforesaid, the Corporation shall use its commercially reasonable efforts to forthwith deliver, or cause the registrar and transfer agent for the Common Shares to deliver to the relevant Participant (or his or her personal representative, if applicable) or to the order thereof the aggregate number of fully paid and non-assessable Common Shares issuable upon such exercise, either by way of (i) a certificate representing such Common Shares, or (ii) electronic deposit in accordance with the registration instructions reasonably provided by the Participant (or his or her personal representative, if applicable).

(b)	Surrender for Cash or Common Shares

Where the Common Shares are listed and posted for trading on a recognized stock exchange, the Board of Directors may from time to time, in its sole discretion, permit Options granted pursuant to the Plan that are vested and exercisable to be surrendered, unexercised, to the Corporation in consideration of the receipt by the Participant of either (i) an amount (the “Settlement Amount”) in cash equal to the excess, if any, of the aggregate fair market value of the Common Shares (based on the volume weighted average trading price of the Common Shares on such stock exchange during the five trading days immediately preceding the date of surrender) able to be purchased pursuant to the vested and exercisable portion of such Options on the date of surrender, over the aggregate exercise price for the Common Shares pursuant to such Options, or (ii) a number of Common Shares equal to the number of vested and exercisable Options surrendered multiplied by a fraction the numerator of which is the Settlement Amount and the denominator of which is the aggregate fair market value of the Common Shares (based on the volume weighted average trading price of the Common Shares on such stock exchange during the five trading days immediately preceding the date of surrender) able to be purchased pursuant to the vested and exercisable portion of such Options on the date of surrender. In no circumstances will either a Participant or the Corporation at any time be obligated to surrender, or accept the surrender of, as the case may be, Options as provided in this Section 14(b), and if any such surrender is not accepted or completed for any reason, the notice of surrender (as described below) shall be deemed to be withdrawn and the Options in respect of which such notice was provided shall again become subject to their original terms as if such notice of surrender had not been provided.

Unexercised Options may be surrendered from time to time by delivery to the Corporation at its head office of a written notice of surrender specifying the number of Common Shares with respect to which the unexercised Options are being surrendered for purposes of this Section 14(b).

Upon the surrender of unexercised Options as aforesaid, the Corporation shall use its commercially reasonable efforts to forthwith deliver to the relevant Participant (or his or her personal representative, if applicable) or to the order thereof, payment of (or delivery of Common Shares, in satisfaction of) the Settlement Amount (net of any amounts required to be withheld under applicable withholding legislation) by way of cheque, payroll payment, share certificate or otherwise in a manner acceptable to the Corporation, acting in its sole discretion.

The Corporation shall (i) elect in prescribed form and in the prescribed manner that neither the Corporation nor any person not dealing at arm’s length with the Corporation for the purposes of the Income Tax Act (Canada) (the “Tax Act") will deduct in computing its income for the purposes of the Tax Act any amount in respect of the payment of the Settlement Amount (whether in cash or in Common Shares) to or for the benefit of a Participant for the Participant’s transfer or disposition of rights under the Options in accordance with this Section 14(b); and (ii) provide the Participants who transfer or dispose of rights under the Options in accordance with this Section 14(b) with evidence in writing of such election.

15.	Stock Option Agreements and Necessary Approvals

Each Participant shall execute a stock option agreement (an “Option Agreement”) that conforms with the provisions of the Plan prior to the grant of any Option to such Participant becoming effective and containing such terms and conditions as may be approved by the Board of Directors. The obligation of the Corporation to issue and deliver Common Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Common Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Common Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

16.	Rights of Participants

No person entitled to exercise any Option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of such Option until such Common Shares have been paid for in full and issued to such person.

17.	Adjustments

(a)	Subject to any required action by its shareholders, if the Corporation shall be a party to any reorganization, merger, dissolution or sale of all or substantially all its assets, whether or not the Corporation is the surviving entity, then, subject to any determination made by the Board of Directors pursuant to Section 11, the Option shall be adjusted so as to apply to the securities to which the holder of the number of shares of capital of the Corporation subject to the Option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets: provided, however, that the Corporation may satisfy any obligations to a Participant hereunder by paying to the said Participant in cash the difference between the exercise price of all unexercised Options granted hereunder and the fair market value of the securities to which the Participant would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment or service have been satisfied. Adjustments under this Section or any determinations as to the fair market value of any securities shall be made by the Board of Directors, and any reasonable determination made by the Board of Directors shall be binding and conclusive, subject to Exchange approval.

(b)	In the event of any subdivision or consolidation of the Common Shares as said Common Shares were constituted at the time while any Options granted hereunder remain outstanding, into a greater or lesser number of Common Shares, the Participant shall accept, at the time of the exercise thereof, in lieu of the number of Common Shares in respect of which the Option is then being exercised, the greater or lesser number of Common Shares as a result of such subdivision or consolidation of the Common Shares, as the case may be, for which the Option is being exercised.

(c)	In the event of any change of the Common Shares, as said Common Shares are constituted at the time while any Options granted hereunder remain outstanding, the Corporation shall thereafter deliver at the time of the exercise thereof the number of securities of the appropriate class resulting from the said change as the Participant exercising the Option would have been entitled to receive in respect of the number of securities so purchased had the Option been exercised before such change, subject to regulatory approval.

18.	Tax Withholding

The Corporation shall have the power and right to deduct or withhold, or require a Participant as a condition of exercise or surrender to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld or remitted with respect to any taxable event arising as a result of the Plan, including the grant, exercise or surrender of Options under the Plan. With respect to required withholding or remittance, the Corporation shall have the irrevocable right to (i) set off any amounts required to be withheld or remitted, in whole or in part, against amounts otherwise owing by the Corporation to such Participant (whether arising pursuant to the Participant's relationship as an officer or employee of the Corporation or as a result of the Participant providing services on an ongoing basis to the Corporation or otherwise), or (ii) make such other arrangements as are satisfactory to the Corporation, in its sole discretion. In addition, the Corporation may elect, in its sole discretion, to satisfy the withholding or remittance requirement, in whole or in part, by withholding and selling in the open market as agent for the Participant such number of Common Shares as it determines are required to satisfy the withholding obligation (after deducting all selling costs which shall be the responsibility of the Participant and deducted from the proceeds of sale). The Corporation will not be in any way responsible for the price obtained on the sale of such Common Shares. Any reference in this Plan to the issuance of Common Shares or a payment of cash in connection with an Option is expressly subject to this Section 18.

19.	No Guarantees Regarding Tax Treatment

Participants shall be responsible for all taxes with respect to any Option under the Plan, whether arising as a result of the grant, exercise or surrender of such Option or otherwise.  The Corporation shall not be held to have made any guarantee or representation or warranty to any person regarding the tax treatment of an Option or payments made under the Plan and neither the Corporation nor any of its employees or representatives shall have any liability to any Participant with respect thereto.

20.	Acknowledgement and Release

The selection of a Participant under the Plan and the granting of an Option to the Participant shall not: (i) confer upon him or her any right to continue as an officer or employee of the Corporation, as the case may be, or (ii) be construed as a guarantee that the Participant will continue as an officer or employee of the Corporation, as the case may be. Neither the Option nor an Option Agreement shall in any way constitute the basis for a claim for damages by the Participant against the Corporation in the event of the termination of the employment or service of the Participant with the Corporation for any reason whatsoever, including the Participant’s wrongful dismissal, and the Participant shall in the Option Agreement release and forever discharge the Corporation from all claims and rights of action for damages whatsoever based upon or arising out of the Option or the Option Agreement.

21.	No Fractional Securities

The Corporation shall not issue fractional securities in satisfaction of any of its obligations hereunder and no consideration will be paid for any fractional securities.

22.	Issuance of Rights

If at any time the Corporation grants to the holders of its share capital rights to subscribe for and purchase pro rata additional securities of the Corporation or of any other corporation or entity, there shall be no adjustments made to the number of Common Shares or other securities subject to the Option in consequence thereof and the said Option of the Participant shall remain unaffected.

23.	Right to Issue Other Shares

The Corporation shall not by virtue of the Plan be in any way restricted from declaring and paying stock dividends, issuing further Common Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

24.	Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement and the issuance of Common Shares thereunder will not require a resolution or approval of the Board.

25.	Date of Plan

This Plan is effective as of January 3, 2018.

26.	Governing Law and Interpretation

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. The Corporation and the Participants, by accepting an award of Options, attorn to the exclusive jurisdiction of the courts of the Province of Alberta